Western Massachusetts Electric Company						Exhibit 12
Ratio of Earnings to Fixed Charges

	Three Months
(Thousands of Dollars)	Ended
	March 31, 2010	For the Years Ended December 31,
	(unaudited)	2009	2008	2007	2006	2005
Earnings, as defined:
Net income	$5,659	$26,196	$18,330	$23,604	$15,644	$15,085
Income tax expense	6,446	14,923	10,545	14,586	7,766	9,294
Equity in (earnings)/losses of regional nuclear
generating companies	(9)	(78)	(101)	(526)	241	(311)
Dividends received from regional equity
investees	-	419	-	701	372	103
Fixed charges, as below	5,237	20,614	21,910	22,162	21,087	19,801
Less: Interest capitalized (including AFUDC)	(10)	(195)	(1,010)	(983)	(853)	(455)
Total earnings, as defined	$17,323	$61,879	$49,674	$59,544	$44,257	$43,517

Fixed charges, as defined:
Interest on long-term debt (a)	$3,881	$14,074	$13,244	$11,577	$10,671	$9,535
Interest on rate reduction bonds	937	4,335	5,133	5,839	6,723	7,570
Other interest (b)	126	877	1,256	2,430	1,507	1,041
Rental interest factor	283	1,133	1,267	1,333	1,333	1,200
Interest capitalized (including AFUDC)	10	195	1,010	983	853	455
Total fixed charges, as defined	$5,237	$20,614	$21,910	$22,162	$21,087	$19,801

Ratio of Earnings to Fixed Charges	3.31	3.00	2.27	2.69	2.10	2.20

(a) Interest on long-term debt amounts include amortized premiums, discounts and capitalized expenses related to indebtedness.

(b) For the three months ended March 31, 2010 and for the years ended December 31, 2009 and 2008, other interest includes interest related to accounting for uncertain tax positions.